SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of February, 2004

                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

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                   (Address of Principal Executive Offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F____              Form 40-F        X
                                              ---

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes______         No       X
                                   ---

   (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

   This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CP SHIPS LIMITED
                                            (Registrant)

Date:  19 February 2004

                                           By:   /s/ John K. Irving
                                                -----------------------------
                                                 Name: John K. Irving
                                                 Title: Vice President, General
                                                        Counsel & Secretary

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


                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                    Page

10.1     Press Release of CP Ships Limited "CP Ships Announces              4
         Announces Pricing of $175 Million of 4% Convertible
         Senior Subordinated Notes", dated 19 February 2004

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



                                                                  Exhibit 10.1

                  CP SHIPS ANNOUNCES PRICING OF $175 MILLION
                  OF 4% CONVERTIBLE SENIOR SUBORDINATED NOTES

LONDON, UK (19th February 2004) - CP Ships Limited today announced that it has reached agreement with initial purchasers to issue $175 million of 4% convertible senior subordinated notes due 2024. CP Ships has also offered the initial purchasers the option to buy up to an additional $25 million aggregate principal amount of notes exercisable within 30 days from today.

The notes will be convertible into CP Ships' common shares under certain specified conditions. CP Ships may call the notes for cash at any time after 3rd July 2009. Holders of notes may put the notes to CP Ships in exchange for cash on 30th June 2009, 30th June 2014 and 30th June 2019.

The notes will be convertible into CP Ships' common shares at an initial conversion price of approximately $25.22 per share, a premium of 35% above the closing price of CP Ships' common shares on the New York Stock Exchange on 18th February 2004.

CP Ships intends to use the net proceeds of the offering to reduce borrowings under two secured revolving credit facilities which may, subject to availability under such facilities, subsequently be redrawn for general corporate purposes.

The notes are only being offered to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States, or to or for the benefit of U.S. persons, absent registration or an applicable exemption from registration requirements. This press release is being issued in accordance with Rule 135c under the Securities Act. The notes have not been qualified by a prospectus filed in Canada, and are only being offered in certain provinces in Canada pursuant to an exemption from the requirement to file a prospectus in the province in which such offer is made.

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

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

                                    -ends-

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764

                                      or

                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660


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